UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

WeWork Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

96209A500
(CUSIP Number)

Erik A. Vayntrub Capital World Investors 333 South Hope Street, 55th Floor Los Angeles, CA 90071 (213) 486-9108
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 11, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ _ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS

Capital World Investors
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[ _ ]
		(b)	[ x ]

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		[ _ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
2,821,594
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

2,821,594
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,821,594
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ _ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%(1)
14	TYPE OF REPORTING PERSON

IA

(1) The calculation of the percentage of the class beneficially owned by the reporting person is based on 51,927,448 shares of Common Stock outstanding as of June 12, 2024, as provided by the Issuer.

CUSIP No. 96209A500	13D	Page 3 of 7

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, $0.0001 par value per share (the “Common Stock”), of WeWork Inc., a Delaware corporation (the “Issuer”), the principal executive offices of which are located at 71 5th Avenue, 2nd Floor, New York, NY 10003.

Item 2. Identity and Background.

(a)

This Schedule 13D is filed on behalf of Capital World Investors (“CWI” or the “Reporting Person”), a division of Capital Research and Management Company (“CRMC”), a Delaware corporation, as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., Capital Group Private Client Services, Inc., and Capital Group Investment Management Private Limited (together with CRMC, the “investment management entities”). CWI’s divisions of each of the investment management entities collectively provide investment management services under the name “Capital World Investors.”

Set forth in the attached Schedule A and incorporated herein by reference is a listing of the information, including name, principal place of business, and citizenship, concerning each investment committee member of the Reporting Person (collectively, the “Covered Persons”). Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

(b)	The business address of CWI is 333 South Hope Street, 55th Floor, Los Angeles, CA 90071. The business address of each Covered Person is set forth on Schedule A and is incorporated herein by reference.

(c)	The principal business of CWI is providing investment management services for the American Funds® family of mutual funds, as well as for other investment advisory clients through separate accounts, trusts and funds worldwide.

(d)	Neither the Reporting Person, nor, to the best of its knowledge, any Covered Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither the Reporting Person, nor, to the best of its knowledge, any Covered Person, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Item 2(a) above. The citizenship of each Covered Person is set forth on Schedule A and is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

On November 6, 2023, the Issuer and certain of its direct and indirect subsidiaries (together with the Company, the “Debtors”) filed voluntary petitions (the “Chapter 11 Cases”) to commence proceedings under chapter 11 of title 11 of the United States Code (the “Code”) in the United States Bankruptcy Court for the District of New Jersey (the “Bankruptcy Court”). On May 30, 2024, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Third Amended Joint Chapter 11 Plan of Reorganization of WeWork Inc. and its Debtor Subsidiaries (the “Plan”). On June 11, 2024 (the “Effective Date”), the Plan became effective in accordance with its terms and the Debtors emerged from chapter 11.

Pursuant to the Plan and the Confirmation Order, the Issuer issued 2,821,594 shares of Common Stock to investment advisory clients of CWI (the “CWI Clients”) (i) in exchange for debt held by the CWI Clients prior to the filing of the Debtors’ voluntary bankruptcy petition which was cancelled, (ii) in conversion of DIP loans for the Debtors’ exit facility held by the CWI Clients, and (iii) in respect of premiums in consideration for commitments made with respect to DIP loans for the Debtors’ exit facility.

CUSIP No. 96209A500	13D	Page 4 of 7

Item 4. Purpose of Transaction.

The information set forth in Item 3 is incorporated herein by reference.

Pursuant to the terms of the Plan, the Reporting Person received 2,821,594 shares of Common Stock as reported in Item 3. These shares were acquired for investment purposes.

On the Effective Date, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the CWI Clients and certain other stockholders of the Issuer, pursuant to which the Issuer granted certain demand registration rights and piggyback rights to such stockholders with respect to the Common Stock, following the consummation of an initial public offering. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed hereto as Exhibit 99.1 and is incorporated by reference herein.

On the Effective Date, the Issuer entered into a Stockholders Agreement (the “Stockholders Agreement”) with the CWI Clients and other stockholders of the Issuer (the “Stockholders”), pursuant to which the parties thereto agreed to, among other things, certain board designation rights, governance rights, information rights, right of first refusal and co-sale rights, preemptive rights, drag-along rights and transfer restrictions. Pursuant to the Plan, each stockholder of the Issuer as of the Effective Date was deemed to be a party to, and bound by, the Stockholders Agreement, regardless of whether such stockholder executed a signature page thereto. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person or any of its affiliates (i) constitute a “group” for purposes of Section 13(d) or 13(g) of the Exchange Act with the other Stockholders and the Reporting Person expressly disclaims membership in any such group, or (ii) are the beneficial owners of any shares of Common Stock beneficially owned by the other Stockholders for purposes of Section 13(d) of the Exchange Act or for any other purpose. The foregoing description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stockholders Agreement, which is filed hereto as Exhibit 99.2 and is incorporated by reference herein.

The Reporting Person intends to evaluate on an ongoing basis its investment in the Issuer and its options with respect to such investment. Depending on market conditions, an evaluation of the business and the prospects of the Issuer and other factors, the Reporting Person may, in its sole discretion, purchase additional shares of Common Stock, or other securities convertible into or exchangeable for shares of Common Stock, and/or other equity, debt, notes, instruments or other securities of the Issuer, dispose of shares of Common Stock or such other securities from time to time in the open market, in privately negotiated transactions or otherwise, and/or otherwise change its intention with respect to any and all matters referred to in this Item 4.

Except as set forth herein, the Reporting Person does not have, as of the date of this filing any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any.

Item 5. Interest in Securities of the Issuer.

(a)	The CWI Clients are the direct holders of 2,821,594 shares of Common Stock, constituting approximately 5.4% of the outstanding Common Stock. The foregoing percentage is calculated based on 51,927,448 shares of Common Stock issued and outstanding as of June 12, 2024, as provided by the Issuer.

(b)	See rows (7) through (10) of the cover page to this Schedule 13D, which are incorporated herein by reference.

(c)	Except as set forth in Item 3, the CWI Clients have not engaged in any transactions in shares of Common Stock during the past sixty days.

(d)	Except for the CWI Clients which are the direct holders of shares of Common Stock, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be beneficially owned by the Reporting Person.

CUSIP No. 96209A500	13D	Page 5 of 7

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses set forth in Item 4 are incorporated herein by reference.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1 Registration Rights Agreement, dated as of June 11, 2024, among WeWork Inc., the CWI Clients and the other stockholders party thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on June 12, 2024).

Exhibit 99.2 Stockholders Agreement, dated as of June 11, 2024, among WeWork Inc., the CWI Clients and the other stockholders party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on June 12, 2024).

CUSIP No. 96209A500	13D	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAPITAL WORLD INVESTORS /s/ Erik A. Vayntrub
Erik A. Vayntrub
(Name)
Senior Vice President and Senior Counsel, Fund Business Management Group, Capital Research and Management Company
(Title)
June 18, 2024
(Date)

CUSIP No. 96209A500	13D	Page 7 of 7

SCHEDULE A

The name, present principal occupation, and citizenship of each investment committee member of Capital World Investors is set forth below. The business address of each person listed below is Capital World Investors, 333 South Hope Street, 55th Floor, Los Angeles, CA 90071.

INVESTMENT COMMITTEE MEMBERS OF CAPITAL WORLD INVESTORS

Name	Present Principal Occupation	Citizenship
Paul R. Benjamin	Partner – Capital World Investors	United States

Alan N. Berro	Partner – Capital World Investors	United States

Michael Cohen	Partner – Capital World Investors	United Kingdom

Tomoko N. Fortune	Partner – Capital World Investors	United States

Leo K. Hee	Partner – Capital World Investors	Malaysia

Jin K. Lee	Partner – Capital World Investors	United States

Andrei M. Muresianu	Partner – Capital World Investors	United States

Lara Pellini	Partner – Capital World Investors	Italy

Andraz Razen	Partner – Capital World Investors	Slovenia

Erik A. Vayntrub	Senior Vice President and Senior Counsel, Fund Business Management Group, Capital Research and Management Company	United States

Diana Wagner	Partner – Capital World Investors	United States